   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 1999


                                                        REGISTRATION NO. 0-25507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 5

                                       TO
                                   FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                                  IPARTY CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

            DELAWARE                           7373                 13-401 2236
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)  IDENTIFICATION NO.)

                            ------------------------

                        41 EAST 11TH STREET, 11TH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 331-1225
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

     Securities to be registered under Section 12 (b) of the Act: None

     Securities to be registered under Section 12(g) of the Act:

        TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                   EACH CLASS IS TO BE REGISTERED
---------------------------------------  ---------------------------------------
 Common Stock, par value $0.001                      OTC Bulletin Board

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 5 to the Registrant's Form 10-SB is being filed solely for the purpose of refiling Exhibit 10.19.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS AND ITEM 2. DESCRIPTION OF EXHIBITS.


EXHIBIT
  NO.                                        DESCRIPTION                                           LOCATION
--------  ----------------------------------------------------------------------------------  -------------------
 3.1      Restated Certificate of Incorporation of WSI Acquisitions Corp., and Certificate    Previously Filed
          of Merger by iParty Corp. into WSI Acquisition Corp.
 3.2      By-Laws of WSI Acquisitions Corp.                                                   Previously Filed
 4        Certificate of Designation of Series A Preferred Stock of WSI Acquisitions, Corp.   Previously Filed
 4.1      Certificate of Designation of Series B Convertible Preferred Stock of the Company   Previously Filed
 4.2      Certificate of Designation of Series C Convertible Preferred Stock of the Company.  Previously Filed
 4.3      Warrant Agreement between the Company, Continental Stock Transfer and Trust         Previously Filed
          Company and Commonwealth Associates, LP.
 4.4      Warrant Agreement between the Company, Continental Stock Transfer and Trust         Previously Filed
          Company and Commonwealth Associates, LP.
10.1      Merger Agreement by and between iParty Corp. and WSI Acquisitions Corp.             Previously Filed
10.2      1998 Incentive and Non-Qualified Stock Option Plan                                  Previously Filed
10.3      Fry MultiMedia Web Site Development Agreement                                       Previously Filed
10.4      iVillage Web Site Development Service Agreement                                     Previously Filed
10.5      Order Trust Agreement by and between the Company and Order Trust.                   Previously Filed
10.6      Consulting Agreement of Byron Hero                                                  Previously Filed
10.7      Employment Agreement of Maureen Broughton Murrah                                    Previously Filed
10.8      Employment Agreement of Patrick Farrell                                             Previously Filed
10.9      Employment Agreement by and between the Company and Sal Perisano                    Previously Filed
10.10     StarGreetings License Agreement                                                     Previously Filed
10.11     Service Agreement between the Company and TechSpace LLC (as amended)                Previously Filed
10.12     Consulting Agreement of Sal Perisano                                                Previously Filed
10.13     Finder's Fee Agreement between iParty LLC and Byron Hero                            Previously Filed
10.14     Form of "StarGreeting" Agreement with Celebrities                                   Previously Filed
10.15     Funding Agreement between the Company, Robert H. Lessin and Ajmal Khan              Previously Filed
10.16     Fulfillment Agreement between the Company and Taymark                               Previously Filed
10.17     Agreement between the Company and Rare Medium, Inc.                                 Previously Filed
10.18     Agreement between the Company and LinkShare Corporation                             Previously Filed
10.19     Agreement between the Company and America Online, Inc.                              Filed Herewith*
10.20     Agreement between the Company and Kirshenbaum Bond Partners                         Previously Filed
10.21     Consulting Agreement between the Company and Stuart Moldaw                          Previously Filed
21        Subsidiaries of the Company                                                         Previously Filed
27.1      Financial Data Schedule                                                             Previously Filed


------------------

* Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been separately filed with the Securities and Exchange Commission.

                                   SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          iPARTY CORP.

                                          By: /s /  SAL PERISANO
                                            ------------------------------------
                                              Name: Sal Perisano
                                              Title: Chief Executive Officer




December 30, 1999